China Chemical Holding Company
2-12E Qingmeng Economic and Technology Development Zone
Quanzhou City, Fujian Province, People’s Republic of China 362205

April 12, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Withdrawal Request
Registration Statement on Form S-1
Registration No. 333-166897

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), China Chemical Holding Company (the “Registrant”) hereby requests that the Securities and Exchange Commission consent to the immediate withdrawal of the Registrant’s registration statement on Form S-1 (Registration No. 333-166897), together with all exhibits and amendments thereto (the “Registration Statement”).  The Registration Statement was initially filed on May 17, 2010, and was amended on July 16, 2010.

The Registrant is requesting withdrawal of the Registration Statement because it has elected not to pursue the sale of the securities included therein at this time.  The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registrant also acknowledges that no refund will be made of fees paid to the Commission in connection with the filing of the Registration Statement.  Please be advised that the Registrant does not contemplate undertaking a subsequent private offering in reliance on Securities Act Rule 155(c).

Questions concerning this application for withdrawal may be directed to the Registrant’s outside legal counsel, Allen Z. Sussman, Esq., of Reed Smith LLP at (213) 457-8030, or by facsimile to Mr. Sussman at (213) 457-8080.  Please forward copies of the consent to the withdrawal of the Registration Statement to Mr. Sussman via facsimile.

Sincerely,

/s/ Kei Wai Ting
Kei Wai Ting
President and Chief Executive Officer